Exhibit 99.39

STANDARD LITHIUM TO PARTICIPATE IN THE WORLD’S FIRST VIRTUAL ELECTRIC

VEHICLE SUPPLY CHAIN FESTIVAL FROM BENCHMARK MINERALS

May 25th, 2020 – Vancouver, British Columbia– Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLL) (OTCQX: STLHF) (FRA: S5L) an innovative technology and lithium development company, is pleased to announce its participation at the Benchmark Mineral Intelligence Electric Vehicle Supply Chain Festival 2020. The world’s first online EV Supply Chain Festival is a free to view event and will take place over four days from Tuesday May 26th through Friday May 29th, featuring expert online seminars and conferences for all time zones from Australia through to the West Coast of North America.

Standard Lithium CEO Robert Mintak will speak at the Benchmark World Tour East on Tuesday May 26th, 2020 at 8 am GMT (link to join here) and Benchmark World Tour West on Wednesday, May 27th, at 11am EDT (link to join here).

The Company is also pleased to be included as a featured guest on the first ever live edition of the very popular Global Lithium Podcast, starting at 1 pm EDT on Thursday, May 28th (link to join here) as part of the festival.

About Standard Lithium Ltd.

Standard Lithium (TSXV: SLL) is an innovative technology and lithium development company. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first of a kind industrial scale Direct Lithium Extraction Demonstration Plant at LANXESS South Plant facility in southern Arkansas. The Demonstration Plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from LANXESS’ tailbrine. The Demonstration Plant is being used for proof of concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC—Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

On behalf of the Board,

Standard Lithium Ltd.

Robert Mintak, CEO & Director

Contact information:

Email: info@standardlithium.com

Phone: 1 604 409 8154 Ext 101

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.